Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-8 of Lakeland Financial Corporation of our report dated February 10, 2005 with respect to the consolidated financial statements of Lakeland Financial Corporation, which report appears in the Annual Report on Form 10-K of Lakeland Financial Corporation for the year ended December 31, 2004, and our report dated March 24, 2005 with respect to Lakeland Financial Corporation management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which report appears in the amended annual report on Form 10-K/A of Lakeland Financial Corporation for the year ended December 31, 2004.

/s/ Crowe Chizek and Company LLC

Crowe Chizek and Company LLC

South Bend, Indiana

December 15, 2005